Exhibit 99.5

Catalina enters into agreement with Fairfax Financial Holdings Limited regarding acquisition of American Safety Reinsurance

HAMILTON, BERMUDA — (19 August, 2013) — Catalina Holdings (Bermuda) Ltd (“Catalina”) today announces that it has signed a definitive agreement with Fairfax Financial Holdings Limited (“Fairfax”) and Tower Group International, Ltd. (“Tower”), pursuant to which it agrees to assume Tower’s rights and obligations, under a definitive Share Purchase Agreement, to acquire American Safety Reinsurance, Ltd. (“AS Re”), a Bermuda subsidiary of American Safety Holdings Ltd (“American Safety”).

Pursuant to the terms of the agreement, Catalina agrees to purchase AS Re from Fairfax promptly upon Fairfax acquiring American Safety. The transaction remains subject to customary conditions, including regulatory approval from The Bermuda Monetary Authority.

Immediately prior to entering into the agreement with Fairfax, Catalina withdrew its offer to acquire American Safety. In addition, and pursuant to the terms of the agreement, Catalina has agreed to vote its shares in American Safety in favour of the proposed acquisition of American Safety by Fairfax.

The acquisition consideration will be satisfied from Catalina’s cash at hand.

Chris Fagan, Chairman and Chief Executive of Catalina Bermuda Holdings (Bermuda) Ltd commented:

“We expressed our strong interest in acquiring American Safety but it became clear to us that a better option for all was to enter into the agreement with Fairfax to acquire AS Re. We are delighted to have secured an agreement with Fairfax to acquire AS Re which can be quickly and efficiently combined with our existing operations in Bermuda.

“After our recent announcement of further equity capital commitments from our three future institutional shareholders, Catalina is very well positioned to continue developing its portfolio through further acquisitions.”

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College Hill
Tony Friend	+44 (0)20 7457 2020

About Catalina Holdings (Bermuda) Ltd

Catalina Holdings (Bermuda) Ltd (“Catalina”) is a long term consolidator in the non-life insurance/reinsurance run-off sector. Catalina was established in 2005 to focus solely on the acquisition and management of non-life insurance/reinsurance companies in run-off. Our shareholders include substantial financial institutions including Ontario Teachers Pension Plan, Caisse de Depot et Placement du Quebec, Nomura and RBS Special Opportunities. Since its foundation, Catalina has made over $880 million of acquisitions in the non-life insurance and reinsurance run-off sector. Catalina has received change of control approvals from Bermudian, Irish, Swiss, UK (FSA and Lloyd’s) and various US state insurance regulators in prior transactions. We currently maintain offices in Bermuda, Colorado, London, Dublin, New York and Pfaffikon, Switzerland. As of March 31, 2013, Catalina had total assets of $1.3 billion and shareholders’ equity of $437 million. For further details about Catalina’s acquisitions or its management team please refer to www.catalinare.com.